SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                      11-K

\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934 FOR THE FISCAL YEAR ENDED December 31, 1998, or
\ \ FOR TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934 FOR THE TRANSITION PERIOD FROM ____________ TO _____________

Commission file number 001-00434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Richardson-Vicks Savings Plan, The Procter & Gamble Company, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.


REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance With the Financial Reporting Requirements of ERISA


                         RICHARDSON-VICKS SAVINGS PLAN

                    Financial Statements for the Years Ended
                  December 31, 1998 and 1997 and Supplemental
                      Schedule as of December 31, 1998 and
                          Independent Auditors' Report



RICHARDSON-VICKS SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------
                                                                           Page

INDEPENDENT AUDITORS' REPORT                                                1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits
    as of December 31, 1998 and 1997                                        2

   Statements of Changes in Net Assets Available for
    Benefits for the Years Ended December 31, 1998 and 1997                 3

   Notes to Financial Statements for the Years Ended
    December 31, 1998 and 1997                                              4

SUPPLEMENTAL SCHEDULE - Assets Held for Investment
   (Item 27a of Form 5500), December 31, 1998                               11

SUPPLEMENTAL SCHEDULES OMITTED - The following schedules were omitted because of the absence of conditions under which they are required or due to their inclusion in information filed by The Procter & Gamble Master Savings
 Trust:

   Reportable Transactions for the Year Ended December 31, 1998

   Assets Acquired and Disposed of Within the Plan Year

   Party-in-Interest Transactions

   Obligations in Default

   Leases in Default



DELOITTE &
  TOUCHE LLP
------------          ------------------------------------------------------
                      Deloitte & Touche LLP        Telephone: (513) 784-7100
                      250 East Fifth Street
                      P.O. Box 5340
                      Cincinnati, Ohio 45201-5340


INDEPENDENT AUDITORS' REPORT

To The Procter & Gamble Master Savings Plan Committee:

We have audited the accompanying statements of net assets available for benefits of the Richardson-Vicks Savings Plan ("the Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 1998 financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/S/DELOITTE & TOUCHE LLP
April 30, 1999



RICHARDSON-VICKS SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------
                                         1998              1997
INVESTMENTS, At fair value:
 Investment in The Procter and
  Gamble Master Savings Trust        $64,509,876       $60,410,915
 Loans to Participants                   214,273           236,060
                                     -----------       -----------
     Total investments                64,724,149        60,646,975

INVESTMENT INCOME RECEIVABLE               8,948            16,171
                                     -----------       -----------

NET ASSETS AVAILABLE FOR BENEFITS    $64,733,097       $60,663,146
                                     ===========       ===========

See notes to financial statements.



RICHARDSON-VICKS SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                                              1998            1997
ADDITIONS:
 Investment income:
  Equity in net earnings of
   The Procter and Gamble Master
   Savings Trust                          $ 9,768,716     $15,839,539
  Interest income                              21,050          18,060
                                          -----------     -----------
   Total investment income                  9,789,766      15,857,599
  Transfer from unaffiliated plan              59,636
                                          -----------     -----------
       Total additions                      9,849,402      15,857,599

DEDUCTIONS - Distributions and
 withdrawals to participants                5,779,451       4,377,181
                                          -----------     -----------

NET INCREASE                                4,069,951      11,480,418

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                        60,663,146      49,182,728
                                          -----------     -----------

  End of year                             $64,733,097     $60,663,146
                                          ===========     ===========

See notes to financial statements.



RICHARDSON-VICKS SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------


1.   PLAN DESCRIPTION

     The following brief description of the Richardson-Vicks Savings Plan ("Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

     GENERAL - The Plan is a defined contribution plan established by Richardson-Vicks Inc. ("Company") to provide a means for eligible employees to supplement their retirement income. The Company is a wholly-owned subsidiary of The Procter & Gamble Company ("Parent"). The Plan assets are held in a combined trust account with the assets of other Parent defined contribution plans (see Note 4). Each of the plans has a proportionate and undivided ownership interest in the trust assets. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     CONTRIBUTIONS AND VESTING - Effective December 31, 1987, both employee and employer contributions to the Plan were suspended and all participants became fully vested. Plan participants became eligible to participate in The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan effective December 31, 1987.

     DISTRIBUTIONS - The Plan provides for benefits to be paid upon retirement, disability, death, or separation other than retirement as defined by the Plan document. Plan benefits may be made in a lump sum of cash or shares of common stock or in installment payments over a period not to exceed 120 months. Retired or terminated employees shall commence benefit payments upon attainment of age 70 1/2.

     WITHDRAWALS - A participant may withdraw any portion of after-tax contributions and one-half of Company contributions once in any six-month period. Participants who have attained age 59 1/2 or have demonstrated financial hardship may withdraw all or any portion of their before-tax contributions once in any six-month period.

     PLAN TERMINATION - Although the Company has not expressed any intent to do so, it has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

     ADMINISTRATION - The Plan is administered by the Master Savings Plan Committee consisting of four members appointed by the Board of Directors of the Parent, except for duties specifically vested in the trustee, PNC Bank, Ohio, N.A. ("PNC Bank"), who is also appointed by the Board of Directors of the Parent.

     TRANSFER FROM UNAFFILIATED PLANS - Amounts represent account balances of Company employees transferred from unaffiliated Parent plans.

     LOANS - The Plan has a loan feature under which active participants may borrow up to 50% of the current value of their vested account values exclusive of amounts attributable to Company contributions (up to a maximum of $50,000). Loans are repaid via payroll deduction over a period of up to five years, except for loans used to purchase a primary residence which are repaid via payroll deduction over a period of up to 10 years. Principal and interest paid is credited to applicable funds in the borrower's account. Former Company employees with deferred balances may not borrow against their accounts. Upon participant termination or retirement, the outstanding loan balance is treated as a distribution to the participant.

     PARTICIPANT ACCOUNTS AND INVESTMENT OPTIONS - Each participant's account is credited with an allocation of the Plan's earnings or losses. The benefit to which a participant is entitled is limited to the benefit that can be provided from the participant's account. Participants may allocate their account balances in one or all of the following investment options offered by the Plan (Note 4):

        RESERVE FUND - The prospectus indicates that this fund invests in short to medium length maturity, interest-bearing instruments.

        COMPANY STOCK FUND - A fund that invests in shares of The Procter & Gamble Company common stock.

        MANAGED BOND FUND - The prospectus indicates that this fund invests in a diversified portfolio of publicly and privately traded corporate, government, international, and mortgage backed bonds.

        LARGE COMPANY FUND - The prospectus indicates that this fund invests in equity securities of approximately 300 domestic, large company stocks.

        DIVERSIFIED FUND - The prospectus indicates that this fund invests in a balanced portfolio consisting of both equity and fixed securities.

        INTERNATIONAL EQUITY FUND - The prospectus indicates that this fund invests in a diversified portfolio of equity securities of foreign corporations.

        SMALL COMPANY FUND - The prospectus indicates that this fund invests in a portfolio of equity securities issued by small companies.



The activity and balances in the funds are summarized as follows for the year ended December 31, 1998 and 1997:
                                                        Large         Small        International
                                          Company       Company       Company      Equity         Reserve      Diversified
                                          Stock Fund    Fund          Fund         Fund           Fund         Fund

Net assets available for benefits,
 December 31, 1996                        $24,057,684   $ 8,970,981   $  735,991   $  764,531     $9,585,791   $3,916,785

Equity in net earnings of The Procter
 & Gamble Master Savings Trust             11,562,994     2,823,320      231,710       20,018        426,419      684,059
Interest income
Distributions and withdrawals
 to participants                           (2,183,467)     (626,049)     (42,426)     (17,185)      (861,962)    (515,910)
Interfund transfers                           (89,879)      230,349      274,009      296,288       (989,605)     114,577
                                          -----------   -----------   ----------   ----------     ----------   ----------

Net assets available for benefits,
 December 31, 1997                         33,347,332    11,398,601    1,199,284    1,063,652      8,160,643    4,199,511

Equity in net earnings of The Procter
  & Gamble Master Savings Trust             4,878,628     3,522,210      (74,025)     158,655        419,289      788,441
Interest income
Transfer from unaffiliated plans                                                                      59,636
Distributions and withdrawals
 to participants                           (3,905,223)     (541,046)     (29,153)     (13,835)      (910,498)    (340,112)
Interfund transfers                           213,108       (49,827)      79,502       22,330       (305,716)     115,567
                                          -----------   -----------   ----------   ----------     ----------   ----------

Net assets available for benefits,
  December 31, 1998                       $34,533,845   $14,329,938   $1,175,608   $1,230,802     $7,423,354   $4,763,407
                                          ===========   ===========   ==========   ==========     ==========   ==========


                                          Managed
                                          Bond         Loans to
                                                       Participants   Total
Net assets available for benefits,
 December 31, 1996                        $  931,502   $219,463       $49,182,728

Equity in net earnings of The Procter
 & Gamble Master Savings Trust                91,019                   15,839,539
Interest income                                          18,060            18,060
Distributions and withdrawals
 to participants                            (111,439)   (18,743)       (4,377,181)
Interfund transfers                          139,203     25,058
                                          ----------   --------       -----------

Net assets available for benefits,
 December 31, 1997                         1,050,285    243,838        60,663,146

Equity in net earnings of The Procter
  & Gamble Master Savings Trust               75,518                    9,768,716
Interest income                                          21,050            21,050
Transfer from unaffiliated plans                                           59,636
Distributions and withdrawals
 to participants                             (39,469)      (115)       (5,779,451)
Interfund transfers                          (24,409)   (50,555)
                                          ----------   --------       -----------

Net assets available for benefits,
  December 31, 1998                       $1,061,925   $214,218       $64,733,097
                                          ==========   ========       ===========



2.   SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING - The accompanying financial statements have been prepared on the accrual basis of accounting and the Plan's net assets and transactions are recorded at fair value. The Plan's investment in The Procter & Gamble Company common stock is valued at the closing price on an established security exchange. The Plan's investment funds (funds), are valued by the fund manager, J.P. Morgan Investment Management, Inc., based upon the fair value of the funds' underlying investments. Income from investments is recognized when earned and is allocated to each plan participating in The Procter & Gamble Master Savings Trust (Master Trust) by the trustee and to each participant's account by the Plan's recordkeeper.

     EXPENSES OF THE PLAN - Trustee fees and other expenses of the Plan are paid by the Parent.

     USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.   TAX STATUS

     The Internal Revenue Service (IRS) has determined and informed the Company by letter dated February 13, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. The plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC as of December 31, 1998 and 1997.

4.   INTEREST IN MASTER TRUST

     Effective January 1, 1993, the Parent formed the Master Trust in accordance with a master trust agreement with PNC Bank.

     Use of a master trust permits the commingling of investments that fund various Parent-sponsored defined contribution plans for investment and administrative purposes. Although assets are commingled in the Master Trust, PNC Bank maintains records for the purpose of allocating contributions and changes in net assets of the Master Trust to participating plans based upon each plan's proportionate interest in the Master Trust. The following represents the 1998 and 1997 audited financial information regarding the net assets and investment income of the Master
     Trust:



Assets of the Master Trust at December 31, 1998 are summarized as follows:
                                                                 Inter-
                                     Large         Small         national                                Managed
                       Company       Company       Company       Equity      Reserve       Diversified   Bond
                       Stock Fund    Fund          Fund          Fund        Fund          Fund          Fund         Total
Investments, at fair
 value                 $82,686,007   $76,750,124   $4,587,218   $2,999,260   $26,401,544   $33,445,663   $6,050,716   $232,920,532
Accrued interest and
 dividends                   4,781           235           47            7            38            32           13          5,153
                       -----------   -----------   ----------   ----------   -----------   -----------   ----------   ------------

Total                  $82,690,788   $76,750,359   $4,587,265   $2,999,267   $26,401,582   $33,445,695   $6,050,729   $232,925,685
                       ===========   ===========   ==========   ==========   ===========   ===========   ==========   ============

Plan's investment in
 Master Trust          $34,611,087   $14,323,299   $1,175,473   $1,230,672   $ 7,345,085   $ 4,762,176   $1,062,084   $ 64,509,876
                       ===========   ===========   ==========   ==========   ===========   ===========   ==========   ============
Plan's percentage
 ownership interest
 in Master Trust               43%           19%          26%          41%           28%           14%          18%            28%
                       ===========   ===========   ==========   ==========   ===========   ===========   ==========   ============


Investments,  at fair value,  held by the Master  Trust at December 31, 1998 are summarized as follows:
                                                               INTER-
                                    LARGE         SMALL        NATIONAL                                 MANAGED
                       COMPANY      COMPANY       COMPANY      EQUITY       RESERVE       DIVERSIFIED   BOND
                       STOCK FUND   FUND          FUND         FUND         FUND          FUND          FUND        TOTAL
The Procter & Gamble
 Company common stock  $82,247,171                                                                                  $ 82,247,171
Mutual funds                        $76,778,262   $4,596,117   $3,005,413   $26,409,391   $33,460,753   $6,048,229   150,298,165
Short-term investments
 (overdraft)               438,836      (28,138)      (8,899)      (6,153)       (7,847)      (15,090)       2,487       375,196
                       -----------  -----------   ----------   ----------   -----------   -----------   ----------  ------------
Total                  $82,686,007  $76,750,124   $4,587,218   $2,999,260   $26,401,544   $33,445,663   $6,050,716  $232,920,532
                       ===========  ===========   ==========   ==========   ===========   ===========   ==========  ============


Investment income from the Master Trust for the year ended December 31, 1998 is summarized as follows:
                                                               INTER-
                                    LARGE         SMALL        NATIONAL                                 MANAGED
                       COMPANY      COMPANY       COMPANY      EQUITY       RESERVE       DIVERSIFIED   BOND
                       STOCK FUND   FUND          FUND         FUND         FUND          FUND          FUND        TOTAL
Net appreciation
 (depreciation) in
 fair value of
 investments           $11,339,483  $18,695,385   $ (263,745)  $  396,904   $ 1,376,097   $ 4,973,756   $  416,005  $ 36,933,885
Dividends                1,029,974                                                                                     1,029,974
Interest                    49,241           54           83           22           129            41          125        49,695
                       -----------  -----------   ----------   ----------   -----------   -----------   ----------  ------------

Total                  $12,418,698  $18,695,439   $ (263,662)  $  396,926   $ 1,376,226   $ 4,973,797   $  416,130  $ 38,013,554
                       ===========  ===========   ==========   ==========   ===========   ===========   ==========  ============

Plan's equity in
 net earnings of
 Master Trust          $ 4,878,628  $ 3,522,210   $  (74,025)  $  158,655   $   419,289   $   788,441   $   75,518  $  9,768,716
                       ===========  ===========   ==========   ==========   ===========   ===========   ==========  ============



Assets of the Master Trust at December 31, 1997 are summarized as follows:
                                                               INTER-
                                    LARGE         SMALL        NATIONAL                                 MANAGED
                       COMPANY      COMPANY       COMPANY      EQUITY       RESERVE       DIVERSIFIED   BOND
                       STOCK FUND   FUND          FUND         FUND         FUND          FUND          FUND        TOTAL
Investments, at fair
 value                 $75,945,362  $60,121,937   $4,728,540   $2,629,430   $28,051,469   $33,669,298   $5,858,170  $211,004,206
Accrued interest and
 dividends                   6,317          141           22           16           380           101           26         7,003
                       -----------  -----------   ----------   ----------   -----------   -----------   ----------  ------------
Total                  $75,951,679  $60,122,078   $4,728,562   $2,629,446   $28,051,849   $33,669,399   $5,858,196  $211,011,209
                       ===========  ===========   ==========   ==========   ===========   ===========   ==========  ============

Plan's investment in
 Master Trust          $33,588,394  $11,281,360   $1,237,656   $1,058,424   $ 8,047,160   $ 4,160,771   $1,037,150  $ 60,410,915
                       ===========  ===========   ==========   ==========   ===========   ===========   ==========  ============
Plan's percentage
 ownership interest
 in Master Trust               44%          19%          26%          40%           29%           12%          18%           29%
                       ===========   ==========   ==========   ===========   ===========   ==========  ============  ===========


Investments, at fair value, held by the Master Trust at December 31, 1997 are summarized as follows:
                                                               INTER-
                                    LARGE         SMALL        NATIONAL                                 MANAGED
                       COMPANY      COMPANY       COMPANY      EQUITY       RESERVE       DIVERSIFIED   BOND
                       STOCK FUND   FUND          FUND         FUND         FUND          FUND          FUND        TOTAL
The Procter & Gamble
 Company common stock  $74,844,561                                                                                  $ 74,844,561
Mutual funds                        $60,121,830   $4,728,479   $2,629,377   $27,988,957   $33,669,235   $5,858,117   134,995,995
Short-term investments   1,100,801          107           61           53        62,512            63           53     1,163,650
                       -----------  -----------   ----------   ----------   -----------   -----------   ----------  ------------

Total                  $75,945,362  $60,121,937   $4,728,540   $2,629,430   $28,051,469   $33,669,298   $5,858,170  $211,004,206
                       ===========  ===========   ==========   ==========   ===========   ===========   ==========  ============


Investment income from the Master Trust for the year ended December 31, 1997 is summarized as follows:
                                                               INTER-
                                    LARGE         SMALL        NATIONAL                                 MANAGED
                       COMPANY      COMPANY       COMPANY      EQUITY       RESERVE       DIVERSIFIED   BOND
                       STOCK FUND   FUND          FUND         FUND         FUND          FUND          FUND        TOTAL
Net appreciation in
 fair value of
 investments           $22,915,525  $15,017,239   $  817,130   $   52,370   $ 1,468,561   $ 5,581,761   $  520,449  $ 46,373,035
Dividends                  836,156                                                                                       836,156
Interest                    56,289                                                3,197                                   59,486
                       -----------  -----------   ----------   ----------   -----------   -----------   ----------  ------------

Total                  $23,807,970  $15,017,239   $  817,130   $   52,370   $ 1,471,758   $ 5,581,761   $  520,449  $ 47,268,677
                       ===========  ===========   ==========   ==========   ===========   ===========   ==========  ============
Plan's equity in
 net earnings of
 Master Trust          $11,562,994  $ 2,823,320   $  231,710   $   20,018   $   426,419   $   684,059   $   91,019  $ 15,839,539
                       ===========  ===========   ==========   ==========   ===========   ===========   ==========  ============



5.   DISTRIBUTIONS PAYABLE

     Distributions payable to participants at December 31, 1998 and 1997 are approximately $377,000 and $353,000, respectively.

                                   * * * * * *


RICHARDSON-VICKS SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT (ITEM 27a of Form 5500)
DECEMBER 31, 1998
IDENTITY OF ISSUE,
BORROWER, LESSOR                                                                             FAIR
OR SIMILAR PARTY       DESCRIPTION OF INVESTMENT                                COST         VALUE

Participant Loans      36 loans with maturities ranging from January
                       1999 to March 2007 and interest rates ranging from
                       6.5% - 10%                                               $  -         $214,273





PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.


                                   Richardson-Vicks Savings Plan



                                    /s/THOMAS J. MESS
Date:  June 22, 1999                --------------------------------------
                                    Thomas J. Mess
                                    Secretary for Trustees




                               EXHIBIT INDEX


Exhibit No.                                                 Page No.

  23                Consent of Deloitte & Touche